ADVANCED GROWING SYSTEMS, INC.

c/oLyle J. Mortensen CPA	Telephone (817) 416-2533
230 N. Park Blvd., Suite 106	Facsimile (817) 416-2535
Grapevine, Texas 76051	email lylemort@aol.com

June 28, 2007

Securities and Exchange Commission

Attention: Anita Karu

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Advanced Growing Systems, inc.

Form 10-SB, File No. 0-52572

Dear Mr. Owings;

We are in receipt of your correspondence dated May 17, 2007, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1. We acknowledge that our registration statement will automatically become effective on June 18, 2007. We understand and agree to become subject to the reporting requirements of the Securities Exchange Act of 1934.

2. The Company has prepared the financial statements and related disclosures through March 31, 2007 and those financial statements are included in the amended registration statement.

Part I

Item I. Description of Business, page 1

Q3. Your disclosure is not clear as to your structure, how long you have actually been in business and the extent of your activities and principal sources of revenue. For example, you state ANI is a wholesale group of commercial nurseries located in the Southeastern US, but you do not specifically identify them or their locations in your description of business nor explain how they are operated. You imply OGSI created a scientifically-based organic fertilizer, but you do not explain how and when this was done. You state that AGWS provides executive management, accounting, sales and marketing support for its two subsidiary companies, yet you do not describe how and by whom these services are provided.

These are just a few examples. Please generally revise your description of business to describe in reasonable detail your current business, activities, products, methods of distribution, sources and availability of raw materials, etc, See item 101 of Reg. S-B.

A3. We have noted your comments and revised to include additional disclosures.

Q4. Your disclosure also contains a significant amount of unsubstantiated language such as “scientifically advanced” organic fertilizer manufacturer on page 2, “unique” organic chemical manufacturing process on page 5 and “massive” experience on page 13. Please generally review your document to remove language of this nature.

A4. We have noted your comments and where appropriate we have revised our language in order to removed unsubstantiated language.

Risk Factors, page 1

Q5. Please delete the first clause in the first sentence, as it mitigates the risk that your forward-looking statements may not prove to have been correct.

A5. Deleted.

Q6. The third sentence in the first paragraph of this section and the first sentence in the second paragraph imply that you are not setting forth the material risks involved in your business. Please set them forth and revise these sentences as necessary to remove this implication. Also revise similar language elsewhere in your document. See, for example, the last sentence in the first paragraph on Page 6.

A6. Revised as requested.

Q7. Please clearly and concisely describe your material risks. Do not include risks that could apply equally to other businesses that are similarly situated and are generic in nature.

A7. We have deleted those risk factors that are general in nature and revised or expanded others as applicable to the Company.

Business Development, page 1

Q8. In the first paragraph on page 2 you state “AGWS is directly involved in the $413 billion fertilizer market and the $66 billion Green Industry.” This statement is inappropriate given your limited operations and minimal impact on either industry. Please delete here and elsewhere in your document.

A8. This paragraph has been revised.

Q9. You also state that “AGWS was founded by a skilled group of industry professionals each with over 20 years of direct experience in the “Green” industry.” This is not apparent from the biographies of your executive officers and directors. Please delete or provide further detail.

A9. Revised – see employment contracts as exhibits.

Principal Products and Services, page 2

Q10. Please explain how “the company is positioned to take advantage of the massive “southern migration” currently happening as baby boomers relocate from the Northeastern seaboard to the Southern United States.” In addition, provide support appropriately notated substantiating this migration.

A10. Additional information has been added from Census information and specific locations of the existing facilities.

Q11. Please provide support for your claim that ANI is a key supplier for several of the largest landscape contractors in the nation.

A11. We changed the language to read from in the nation to in the region.

Q12. Please describe the distribution channels and end-user base of AN1 and OGSI.

A12. We have revised to include the distribution channels and end-user base of ANI and OGSI.

Q13. Explain in every day language references to industry jargon such as “base poultry litter.”

A13. The language has been changed as requested to everyday references.

Q14. Your reference to being positioned to take advantage of … consumers, increasing desire for organic foods, safe drinking water and the ever-increasing health costs directly associated with “synthetic chemistry” appears inappropriate given the limited time you have been in business. Please delete.

A14. We have deleted the requested sentences.

Our Principal Competitive Strengths, page 2

Q15. Given your short time in business, references to becoming a dominant player in your industry are inappropriate. Please delete here and elsewhere.

A15. These references have been deleted as requested.

Q16. Please state the size of your “large customer base” and how it compares to your direct competition.

A16. We have included information that shows over five hundred (500) active contractors purchase from all combined locations.

Q17. Please state precisely how long you have been engaged in business and indicate your net losses rather than your net sales.

A17. We have revised our information to show our inception of business was February 2, 2006. We have further revised to show our loss for the eight months ended September 30, 2006 was $534,170.

Q18. Please describe your “strong equity base” and provide support for “strong shareholder support.” We note that as of February 28, 2007 you had approximately 70 holders of record and your officers and directors control a significant portion of your common stock.

A18. We have deleted the language referenced in the above question.

Q19. Please describe the provisions for converting debt incurred to equity.

A19. We have included additional comments describing the conditions of conversion of debt to common stock in the Company.

Q20. Please describe the debt incurred in acquiring your manufacturing facility in March 2007. Also state when and how you will provide quantity and quality controls for the products manufactured.

A20. We have inserted a description of the purchase price and the other requested information for the above referenced question.

Our Growth Strategies, page 2

Q21. Please specifically explain each of your growth strategies, how and when you intend to achieve them, and describe the funds required for each of these goals. We may have further comments.

A21. Revisions included in Our Growth Strategies, page 3.

Targeted Markets, page 3

Q22. Given your short time in business, references to total market size are inappropriate. Please delete.

A22. We have deleted some parts and modified others.

Competition, page 4

Advanced Nurseries, Inc.

Q23. The reference in the first sentence to “local brands and Fortune 500 entities (ie. John Deere)” is unclear. Please explain.

A23. We have revised this section in order to make clear “local brands.”

Q24. Delete the second and third sentences or provide additional detail substantiating the claims.

A24. We have deleted and provided additional detail as requested.

Organic Growing Systems, Inc.

Q25. Please provide support for management’s opinion expressed in the second sentence.

A25. We have deleted this opinion.

Q26. Please revise the statement that “society’s losses are self-evident...” and provide instead supportable data.

A26. As requested it has been deleted and revised.

Q27. The first sentence in the second paragraph refers to your “scientific research efforts,” yet you have not described any. Please advise or revise.

A27. As requested this sentence has been deleted and parts revised.

Q28. Revise the second sentence to provide a description of your support and the basis for your claim.

A28. We have amended.

Patents. Trademarks. Licenses. Franchises, Royalty Agreements, page 5

Q29. We note the reference to your chemical manufacturing process. Please describe it here or elsewhere in your description of business. Delete “unique” or provide further supporting detail.

A29. Please see the new description.

Employees, page 5

Q30. Please specifically indicate the states where your employees are employed and eliminate “nationwide.” Also describe the number of employees serving in the various capacities, such as nurserymen, scientists, engineers, etc.

A30. Revised as requested.

Regulatory Mandates, page 5

Q31. Please explain the statement that “currently all products and/or licenses are secured prior to shipments of inventory items.”

A31. Revised.

Q32. Please describe more clearly the need for any government approval of your principal products or services, particularly with respect to your organic fertilizer facility and TOP Organic Fertilizer. Discuss the costs and effects of compliance with environmental laws (federal, state and local).

A32. Revised.

Q33. Please explain what tests were conducted by Environmental Management Services, Inc. Describe that entity, its qualifications and whether it is an independent third party.

A33. Revised.

Reports to Security Holders, page 5

Q34. Please revise our zip code to refer to 20549, not 20002.

A34. As requested.

Item 2 Management’s Discussion and Analysis or Plan of Operation, page 6

Q35. Please discuss the operations of the facility acquired from Agreaux in your description of Business.

A35. The operations of the facility have been described.

Q36. Please explain the statement that “developers, contractors, growers, specialty retailers, etc have shown interest in OGSI products.

A36. Deleted.

Q37. Please describe the tests by Dr. Bill Evans, Mississippi State University, as well as the ongoing testing by Joe Bradford of the USDA. Please explain the objectives of those tests, their results and whether these individuals are independent third parties.

A37. Revised.

Q38. Please describe the changes OGSI’s engineering team is planning for the fertilizer facility and the cost and financing of these changes.

A38. See revision and new information stated in the revisions.

Q39. Please identify the private investment banking firm you refer to in the penultimate paragraph on page 6. Identify the private investment company you refer to in the second paragraph on page 7. Describe any affiliation of those firms with your officers or directors.

A39. See revisions. TBeck Capital, Inc., is the private investment banking firm and Vision Opportunity Master Investment Fund, Ltd., is the private investment company. In addition other sales occurring after the March 31, 2007 quarter end is also described.

Q40. In light of the losses you have incurred inception to date, please discuss the positive evidence that supports your determination not to record a valuation allowance for any portion of your net operating loss carryforwards. Refer, for guidance, to paragraphs 20-25 of SFAS 109.

A40. See additional discussion under Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

Q41. Please indicate, by footnotes to the tables or otherwise, the amount of shares with respect to which the beneficial owners shown have the right to acquire beneficial ownership as specified in Exchange Act Rule 13d-3(d)(1).

A41. Footnote added and percentage changed for ownership changes.

Item 6. Executive Compensation. page 14

Q42. The amounts of salary shown for the officers listed in your Summary Compensation Table do not appear consistent with the disclosure under Employment Agreements on page 15. Please reconcile.

A42. The amounts under the table for executive compensation are for the amounts paid during the calendar year ended 12-31-06. Full salary was not paid since the corporation was only in existence since February 2, 2006. Chris Nichols received a reduced amount during the year as he was transitioning from another employer to AGSI as a full time employee.

Q43. In view of the stock issuances to Mr. Hammond and Dr. Reiner within 10 days of the execution of their employment agreements and the issuance of founder’s stock to Dr. Reiner, it is unclear why the awards are not reflected in your Summary Compensation Table. Please revise or advise us why you do not believe it is appropriate.

A43. Revised to include compensation for founders stock issued at time of employment and organization of the Company. It was considered minimal value as the Company had no operations at the time of issue.

Q44. We note your caption “Changes in Pension Value and...” in the Summary Compensation Table and the Directors Compensation table follows the format set forth in Regulation S-K and not Regulation S-B. In future filings please revise.

A44. Noted and will be revised in future filings.

Employment Agreements, page 15

Q45. In connection with the employment agreements of Messrs. Hammond and Reiner, you refer to “monthly base pay” although it appears the information is on an annual basis, please revise the third sentence to refer to “base pay” or advise us.

A45. Revised to show Annual Salary.

December 31 Director Compensation Table page 17

Q46. Please revise to show the director’s compensation paid to Messrs. Nichols, Reiner and Hammond.

A46. Directors’ compensation was revised to indicate that no director compensation is paid to the employees, Chris Nichols, Martin Reiner and Jon Hammond.

Q47. Please indicate by footnote the aggregate number of stock awards made to each of Messrs. Cowan and Riegler. See the instructions to Item 402(f)(2)(iii) of Regulation S-B.

A47. See additional comments under Director Compensation.

December 31 Potential Payments Upon Termination or Change in Control Table, page 18

Q48. The significance of the column captioned “Benefit” is unclear. Please revise or advise us.

A48. Revised

Item 7. Certain Relationships and Related Transactions and Director

Independence, page 18

Q49. We note that TBECK Capital, Inc., a shareholder of the company, in December of 2006 agreed to lend the company up to $750,000 as additional working capital on a convertible promissory note. Please advise us if the ownership of TBECK Capital, Inc. is an affiliated party, In addition, provide the terms of the note.

A49. See Additional Disclosures indicated in item 7.Certain Relationships and Related Transactions.

Q50. Please tell us the conversion ratio of the convertible promissory note end whether it is dependent on the market price of the stock at the time of conversion.

A50. See Additional Disclosures indicated in item 7. Certain Relationships and Related Transactions.

Q51. Please state whether the terms of your related party transactions are on terms comparable to those available from unaffiliated third parties.

A51. See Additional Disclosures indicated in item 7. Certain Relationships and Related Transactions.

Item 8. Description of Securities, page 18

Share Purchase Warrants, page 19

Q52. Please update the table through the most recent practicable date, as it appears that you recently Issued a significant number of additional warrants

A52. Stock Warrant Schedule is updated for additional warrants issued.

Q53. It is unclear whether the promissory note with an expiration date of December 20, 2011 you refer to on page 19 is the note you discuss on page 6 which appears to have an expiration date of December 31, 2010, Please advise or revise. Please ensure that your disclosure is consistent throughout your filing.

A53. The promissory note does have an expiration date of December 31, 2010. There does appear to be inconsistencies in the promissory note. However, the warrant that is attached is exercisable for a period of five (5) years from the date of the note. The warrant would expire on December 20, 2011. The inconsistency in the promissory note does not appear to be a problem since the Company, under the terms of the note, plans to convert the promissory note to preferred stock in the quarter ending June 30, 2007.

Part II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 20

Q 54. Please address the following with respect to your market price table:

•	Tell us and disclose what the market price data prior to June 2006 represents as it is our understanding that your initial quotation on the pink sheets was in June 2006.

•

Revise the line items in the table to coincide with your quarterly and annual fiscal periods. For example, October-December 2006 should be presented as the first fiscal quarter of 2007, rather than the fourth fiscal quarter of 2006.

•

We assume your reference to a 1 for 10,000 reverse stock split on June 22, 2006 is a clerical error that should refer to the 10,000 for 1 stock spilt on June 20, 2006 that you discuss in note B to your financial statements. If this assumption is incorrect, please advice. Otherwise revise your disclosure to clarify and ensure consistency.

A54. Prior quotes were for the public company into which AGWS was merged prior to trading under the symbol AGWS. The Table has been revised to coincide with the Company’s fiscal year. The disclosure of a 10,000 for 1 has been changed to read 1 for 10,000 stock split.

Item 2. Legal Proceeding, page 20

Q55. Please advise the staff of any legal proceedings currently pending against Lyle Mortensen or any of his affiliates.

A55. Legal proceedings have been disclosed. Nothing against the Company, but one case disclosed against Aritex Consultants, Inc. and Lyle J. Mortensen. Mr. Mortensen’s position is that it is without merit and has no impact on the Company or any of its other Officers and Directors.

Item 4. Recent Sales of Unregistered Securities. page 21

Q56. We note by reference to the Series A Convertible Preferred Stock Purchase Agreement filed as Exhibit 10.1 that you sold 3,000,000 shares of preferred stock on March 9, 2007. As such, please revise your disclosure to indicate the sale of 3,000,000 rather than 300,000 shares.

A56. Revised and updated for additional preferred stock sales

Q57. Please provide with respect to each of the issuances you describe the section of the Securities Act or the rule of the Commission under which you claimed exemption from registration and the facts relied upon to make the exemption available, See Item 701(d) of Regulation S-B.

A57. Please see the additional wording on the exemption relied upon for the sales of unregistered securities.

Financial Statements

Consolidated Audited Financial Statements. Page F-1

Consolidated Statement of Stockholders’ Equity, page F-5

Q58. Reference is made to your disclosure on page 15 regarding shares of common stock issued to executive officers Hammond and Reiner in connection with entering into employment agreements with these individuals. It does not appear that these issuances are reflected in your statement of stockholders equity. statement of operations, or executive compensation table. Please advise and tell us and disclose the terms of and how you are accounting for these stock grants.

A58. The stock issued to both Hammond and Reiner was issued to them in connection with the formation of the subsidiaries in the private company prior to the merger and reorganization. The stock was issued to them at par and the charge was to the expenses in the subsidiary corporation. Their interest in the subsidiaries is accounted for as a minority interest and shown separately in the Balance Sheet. The executive compensation table has been revised to reflect this stock grant. $1,000 was attributable to the stock in ANI for Jon Hammond and $500 attributable to Martin Reiner for his share in the OGSI subsidiary.

Consolidated Statement of Cash Flows, page F-6

Q59. Please disclose the amount of interest paid during each period presented. Refer to paragraph 29 of SFAS 95.

A59 Interest was accrued, but not paid as of the period ended September 30, 2006 and therefore no interest paid was disclosed. Additional line indicating $ 0 interest paid for the year end September 30, 2006 and a line is included in the financial statements for March 31, 2007 indicating the amount of cash paid for interest expense.

Note: 3 – Summary of Significant Accounting Policies, page F-8

Property and Equipment, page F-8

Q60. We note your disclosure that leasehold improvements are amortized on a straight-line basis over the lease terms, including the options to renew. Please revise your disclosure to clarify, if true, that leasehold improvements are amortized over the lesser of the asset’s useful life or the lease term, with the lease tents including only these renewal periods that are reasonably assured. Refer, by analogy, to paragraph 11. b. of SFAS 13. Refer also to paragraphs 5.f. and 5.0. of SFAS 13 and EITF 05-6. Similarly, we note your disclosure in note 10 that rent expense is recorded using the straight-line method over the initial lease term. Please revise this disclosure to clarify, if true, that rent expanse is recorded using the straight-line method over the lease term as defined in paragraph 5.f of SFAS 13. If your accounting policies are inconsistent with the guidance in SFAS 13, please advise.

A60. Revised disclosure.

Minority Interest page F-9

Q61. Please tell us and revise your disclosure to clarify how executive officers Hammond and Reiner and former executive officer Musgrove acquired their respective minority interests in your subsidiaries, For example, tell us whether the subsidiary stock was issued to the executives pursuant to employee compensation arrangements or whether the shares represent founders stock. If the former, please tell us how compensation expense is reflected in your financial statements.

A61. Revised disclosure – see addition to footnote.

Earnings Per Common Stock, page F-10

Q62. Please disclose the number of securities that could potentially dilute basics EPS in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the period presented. Ensure you consider those shares issuable upon conversion of outstanding notes. See paragraph 40.c. of SFAS 12E.

A62. See additional paragraph for note 3 of the consolidated financial statements.

Note 5 – Notes Payable. page F-10

Q63. Please revise your disclosure to clarify whether the convertible notes are convertible any time at the discretion of the holder or whether conversion is contingent on the occurrence of the specified conversion events. Also disclose whether interest on the notes is payable in kind through the issuance of additional convertible instruments, and if so, whether payment in kind is required or at the holder’s or your discretion. Disclose how you account for paid-in-kind interest, as applicable. Refer to EITF 98-5 and Issue 10 of EITF 00-27.

A63. See additional paragraph for note 3 of the consolidated financial statements.

Note 8 – Shareholders Equity, page F-12

Q64. As the merger and stock split did not result in proceeds of $880,000, it appears you misplaced the last sentence of the first paragraph of this note. Please revise or advise.

A64. Revised – see deletion and insertion for the second paragraph.

Consolidated Balance Sheets page F-16

Q65. Please disclose the terms and amounts of all significant new borrowings that occurred subsequent to your fiscal year end. Refer to the instructions to Item 310(b) of Regulation S-B, for convertible note issuance, also disclose:

•	How you accounted for the notes

•	The amount of debt issue discount and how you computed the amounts;

•	The assumptions used in valuing detachable warrants, including the assumed market price of the underlying stock; and

•	Whether the instruments contain a beneficial conversion feature under ETIFs 98-5 and 00-27, and how you arrived at your conclusion.

A65. See revised financial statements for the six months ended March 31, 2007.

Note 5 – Subsequent Events, page F-20

Q66. Please tell us and disclose the terms of and how you accounted for the February 2007 issuance of restricted stock to your Chief Financial Officer (via Artitex Consultants, Inc.). Also tell us how your accounting is consistent with the guidance in paragraphs 39 through 42 and A79 through A85 of SFAS 123R.

A66. See revised financial statements for the six months ended March 31, 2007.

Items 1 and 2. Index to Exhibits and Description of Exhibits page 22

Q67. It does not appear you have filed any of the exhibits required by Item 601 of Regulation S-B. For example, it does not appear you have filed the debt agreements entered into during the year ended September 30, 2006 and on December 20, 2006; the employment agreements discussed on page 15, etc. Please revise.

A67. Additional exhibits included see Index of Exhibits.

The company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filling;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Lyle J. Mortensen CFO